"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

SUPPL

TRADE SUBJECT TO NOTIFICATION

On 23 November 2007, in connection with Orkla's option programme, 25,000 options were exercised at a strike price of NOK 27.00 per share, and 20,000 options were exercised at a strike price of NOK 27.20 per share.

A total of 8,464,675 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 796,500 synthetic options of the cash bonus programme.

Orkla holds 13,023,790 of its own shares.

Orkla ASA,
Oslo, 23 November 2007

Contact:
Siv Merethe S. Brekke, Orkla Investor Relations
Tel.: +47 22 54 44 55

"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification

Close associate to Inger Johanne Solhaug, Executive Vice President in Orkla ASA, has through Orkla's programme for employee shares, bought 350 shares in Orkla ASA at a price of NOK 79.76 per share (market price of NOK 99.70 – 20 %).

After this transaction, Inger Johanne Solhaug and her close associates own 6,333 shares and 131,665 options in Orkla ASA.

Orkla ASA,
Oslo, 26 November 2007

Contact:
Siv Merethe S. Brekke, Orkla Investor Relations
Tel.: +47 22 54 44 55

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification - Stein Erik Hagen

Company closely associated with Stein Erik Hagen, Chairman of the Board of Orkla ASA, has on 27 November 2007 bought 5,050,000 shares in Orkla ASA at an average share price of NOK 96.76.

After this transaction, Stein Erik Hagen and his close associates own 237,285,000 shares in Orkla ASA, corresponding to 22.9 % of outstanding shares in Orkla.

The board of directors of Orkla ASA will upon request consider the acquisition as Stein Erik Hagen and his close associates own more than 20% of the shares in Orkla ASA according to applicable concession legislation. The acquisition also requires that Canica obtains concession from relevant concession authorities

Contacts:
Rune Helland, Orkla Investor Relations, Tel: +47 2254 4411

END